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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
Michael M. Stewart, Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80007P 307

1	NAMES OF REPORTING PERSONS Tom L. Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		37,735,175

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,735,175

WITH	10	SHARED DISPOSITIVE POWER

		31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,766,375

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 6 Pages

This Amendment No. 2 (this “Second Amendment”) to Schedule 13D is filed by Tom L. Ward (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007 and Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008 (collectively, the “Prior 13D”). This Second Amendment is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the Reporting Person’s beneficial ownership of Common Stock.
Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 2.	Identity and Background
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
As of the date of this Second Amendment as described in Item 5(c) below, the Reporting Person has concluded making open-market purchases of Common Stock pursuant to his previously announced plans to purchase up to $100 million in shares of Common Stock during 2008 for his personal account for purposes of investment. The Reporting Person may from time to time acquire additional shares of Common Stock in future additional open-market transactions or private transactions.

Page 3 of 6 Pages

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
(a) As of the date of this Second Amendment, the Reporting Person is the beneficial owner of 37,766,375 shares of Common Stock, which consists of: (i) 25,633,406 shares of Common Stock owned directly by the Reporting Person in brokerage and security accounts; (ii) 81,250 shares of unvested restricted Common Stock that will vest within sixty days from the date of this Second Amendment; (iii) 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person; (iv) 11,927,301 shares of Common Stock through TLW Properties, for which the Reporting Person exercises sole voting and dispositive power; (v) 13,000 shares of Common Stock held by a minor child; (vi) 1,218 shares of Common Stock held in a 401(k) plan account for the benefit of the Reporting Person; and (vii) 31,200 shares of Common Stock through Solon L. Bloomer Family Partners Limited Partnership II (“Bloomer Family Partners”), for which the Reporting Person exercises shared voting and dispositive power, which constitutes 22.89% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 165,004,616 shares of Common Stock outstanding as of May 7, 2008, which consists of 146,194,356 shares of Common Stock outstanding as of April 30, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2008 plus 18,810,260 shares of Common Stock issued upon the conversion of the Redeemable Convertible Preferred Stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2008.
In addition to the shares of Common Stock beneficially owned by the Reporting Person described above, the Reporting Person owns 703,125 shares of unvested restricted Common Stock. The restricted Common Stock owned by the Reporting Person vests in equal 25% increments annually on the anniversary date of each grant date pursuant to the following vesting schedule:

	Shares of
Restricted	Restricted			Remaining
Common Stock	Common Stock		Shares Vesting	Unvested
Grant Date	Granted	Vested Shares	Within 60 Days	Shares
01/10/2007	300,000	75,000	0	225,000
07/11/2007	325,000	0	81,250	243,750
01/11/2008	234,375	0	0	234,375

Total	859,375	75,000	81,250	703,125
It is anticipated that the Reporting Person will receive additional grants of restricted stock or other equity grants in the future so long as he remains employed by the Issuer.
(b) The Reporting Person has sole voting power with respect to 37,735,175 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding the 31,200 shares of Common Stock held by Bloomer Family Partners for which the Reporting Person shares voting power with Ronnie D. Ward, the Reporting Person’s brother (“Co-General Partner”), as a co-general partner, and sole dispositive power with respect to 37,735,175 shares of Common Stock, which excludes the 31,200 shares of Common Stock held by Bloomer Family Partners for which the Reporting Person shares dispositive power with the Co-General Partner. Information relevant to the Co-General Partner is set forth below.
Business address: Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118;

Page 4 of 6 Pages

Principal occupation: Vice President — Land, Northern Division;
Criminal convictions: Has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors);
Civil proceedings: Has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years; and
Citizenship: United States of America.
(c) Pursuant to the Reporting Person’s previously announced plans to purchase an additional $100 million of Common Stock during 2008, the Reporting Person purchased 1,950,000 shares of Common Stock in open-market transactions at prices ranging from $48.33 per share to $56.99 per share for a total of $100,788,562 during the period from May 19, 2008 to May 30, 2008.
On May 7, 2008, TLW Properties converted 262,857 shares of Redeemable Convertible Preferred Stock into 2,680,677 shares of Common Stock at a conversion price of $20.59 based on a conversion rate equal to 10.198233 shares of Common Stock for each outstanding share of Redeemable Convertible Preferred Stock.
Between January 1, 2008 and March 31, 2008, the Reporting Person acquired 1,218 shares of Common Stock under the Issuer’s 401(k) plan as reported in a plan statement dated March 31, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented to add the following additional disclosure:
The Reporting Person has pledged 6,584,098 shares of Common Stock pursuant to a loan arrangement with Bank of America. Other than standard default provisions, the terms of the agreement do not provide for a transfer of either voting or investment power.

Item 7.	Material to Be Filed as Exhibits
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Page 5 of 6 Pages

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 17, 2008.	/s/ Tom L. Ward
Tom L. Ward

Page 6 of 6 Pages